Hualing Holdings Limited
華凌集團有限公司

RECEIVED

2004 MAY 20 A 11:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May 2004

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

04030279

SUPPL

Dear Sir/Madam,

Re: Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find English and Chinese version of the following documents for your record:

Name of Notice or Report	No of Copies	Circulation Date	Information Provided to
Announcement	1	22 April 2004	Stock Exchange/Shareholders
Announcement	1	23 April 2004	Stock Exchange/Shareholders

Thank you for your kind attention.

Yours sincerely,
For and on behalf of
Hualing Holdings Ltd.

p.p.

Wong Hon Sum
Company Secretary

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dw 5/20

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995

23 April 2004 China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

The Board of Directors (the "Board") of Hualing Holdings Limited (the "Company") (formerly known as "GZITIC Hualing Holdings Limited") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 together with comparative figures of 2002 as follows:

1. CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December
(Amounts expressed in thousands of Hong Kong dollars, except for per share data)

	Notes	**2003** **HK$'000**	2002 *HK$'000*
Turnover	2	**1,573,322**	1,261,072
Cost of sales		**(1,273,263)**	(1,093,402)
Gross profit		**300,059**	167,670
Other revenue		**15,155**	13,760
Other operating expenses		**(5,096)**	(1,570)
Distribution costs		**(224,804)**	(207,790)
Administrative expenses		**(119,461)**	(171,892)
Operating loss		**(34,147)**	(199,822)
Finance costs, net		**(32,282)**	(33,398)
Share of losses of associated companies		**(1,197)**	(6,663)
Loss before taxation	3	**(67,626)**	(239,883)
Taxation	4	**(6,506)**	(3,237)
Loss after taxation		**(74,132)**	(243,120)
Minority interests		**(2,844)**	(7,239)
Loss attributable to shareholders		**(76,976)**	(250,359)
Losses per share – basic and diluted	6	**HK(5.6) cents**	HK(18.1) cents

2. TURNOVER

Substantially all turnover of the Group is attributable to the manufactures and sales of household electrical appliances, which include air-conditioners, refrigerators and mini-refrigerators.

3. LOSS BEFORE TAXATION

Loss before taxation is determined after crediting/(charging):

	2003 **HK$'000**	2002 *HK$'000*
Depreciation on owned property, plant and equipment	**(75,152)**	(76,573)
Net exchange gains	**3,161**	3,433

4. TAXATION

No Hong Kong profits tax has been provided as the Group did not have any assessable profit under Hong Kong profits tax. Enterprise income tax in the People's Republic of China (the "PRC") has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the respective jurisdictions.

	2003 **HK$'000**	2002 *HK$'000*
PRC taxation	**6,506**	3,237

5. DIVIDENDS

The Board does not recommend the payment of a dividend for the year ended 31 December 2003 (2002: nil).

6. LOSS PER SHARE

The export volume of the PRC household appliance maintained high growth momentum so that household appliance with large production volume could be successfully exported. The statistic of Customs General Administration showed, the annual total export revenue of the PRC household appliance in 2003 was approximately US$12.58 billion, representing an increase of approximately 42.4% over prior year. Among which, the total export volume of air-conditioner reached approximately 16,438,800 units, doubled that of the previous year; while that of refrigerator amounted to approximately 8,807,300 units, increased approximately 44.3% over the corresponding period last year.

FINANCIAL HIGHLIGHTS

WORKING CAPITAL AND FINANCIAL RESOURCES

As at 31 December 2003, the bank borrowings of the Group amounted to approximately HK$538,788,000, including short-term bank loans of approximately HK$510,637,000 while bank balances and cash amounted to approximately HK$132,716,000. The Group's trade receivable balance was approximately HK$246,949,000.

Since all of the Group's sales and purchases are mainly denominated in United States Dollar, Renminbi and Hong Kong Dollar, there is no material risk with respect to currency fluctuation.

CAPITAL STRUCTURE

As at 31 December 2003, the shareholders' equity of the Group was approximately HK$353,538,000, a decrease of approximately 18% over prior year. As at 31 December 2003, the debt to equity ratio, calculation based on total of short-term and long-term loans against consolidated shareholders' equity, was about 1.52.

BANKING FACILITIES AND PLEDGE OF ASSETS

As at 31 December 2003, the Group had banking facilities of approximately HK$843,210,000 (2002: HK$709,931,000) for overdrafts, bank borrowings and trade financing. As at 31 December 2003, HK$690,958,000 was utilized (2002: HK$530,468,000). Property, plant and equipment with net book value of approximately HK$245,975,000 (2002: HK$95,916,000) was pledged as security for the Group's short-term bank loans.

EMPLOYEES' REMUNERATION POLICY

As at 31 December 2003, the Group employed approximately 2,800 full time staff in Hong Kong and the PRC. The Group follows research report on remuneration which was prepared by professional consultants in the PRC to determine employee remuneration based on employee performance, experience and industry practice. The Company has set up share options scheme and provided free housing to part of its staff in the PRC.

BUSINESS PERFORMANCE

Despite the difficult operating environment, the Group proactively analyzed the market situation and launched appropriate strategies. As a result, the Group could achieve most of the targets. The business performance improved as compared to the previous year. During the year under review, the total sales volume of the Group's products reached approximately 1,477,000 units, representing an increase of approximately 40%. Sales revenue increased by approximately 25% when compared to last year, amounted to approximately HK$1,573 million. The Group actively explored the overseas export business during the year and satisfactory result was attained. Foreign sales revenue increased by approximately 53% and reached approximately US$86,583,000.

AIR CONDITIONER BUSINESS

During the year, the air-conditioner business of the Group achieved encouraging result. Sales volume reached approximately 691,000 units, representing an increase of approximately 66%. The Group successfully built its brand image leveraged on its quality product and service. Under the severe competition, turnover of the Group recorded an increase of approximately 35%, amounted to approximately HK$1,005,654,000.

Among different products, sales volume of window-type air-conditioner was approximately 184,000 units, representing an increase of approximately 64% as compared to last year. Sales volume of cabinet-type air-conditioner increased approximately 10% and reached

TIGHTENING OF COST CONTROL

Since the price of major raw material of household appliance increased by a large extent, the price increment of compressor, plastic material and copper, etc increased by 20%-25% and price of the imported steel surged by more than 30%. However, the selling price of household appliance was moving in an opposite trend. In view of the brutal market environment, the Group actively controlled cost from product R&D, to procurement centre, bidding system for project installation and logistic transportation, in a bid to cut cost. Even confronted with the ever-increasing raw material price, the accelerated procurement reserve also achieved significant cost control effect. During the year, the Group participated in tendering for 71 times while overall price moved down by approximately 8%. The cost of profitable cabinet-type air-conditioner decreased by approximately 25%. Under the dedication of all the employees, even with decreased price level but rising raw material cost, the overall profit margin of products was increased from the average of 13% in 2002 to an average of 19%. The Group's overall management fee and sales cost decreased by approximately 6% and 2% respectively.

UPGRADING OF OPERATING EFFICIENCY

The aim of the Group's information system is to "consolidate, improve and upgrade". The Enterprise Resource Planning (ERP) and Product Data Management (PDM) were successfully launched. During the year, the ERP systems of China Refrigeration Industry Company Limited and Hualing (Guangzhou) Electrics Company Limited were launched, realizing the integration of information regarding procurement, production, sales, inventory and financial aspects. The Group's subsidiaries could exchange information via the ERP system when increasing number of subsidiaries were connected online. The operating efficiency was substantially increased.

ESTABLISHING BRAND AWARENESS

In order to establish the brand new image of "風雪姐妹、酷夏涼伴" the Group invited one of the most popular groups, Twins, to be the endorser of its brand in April 2003. Further strengthening of brand awareness was attained and the brand new concept of "Professionalism creates elegance" was established so as to create a greater brand impact.

STRENGTHENING OF QUALITY MANAGEMENT

During the year under review, the Group continued to underpin the quality of its product. The one-tick product pass ratio of the Group was approximately 97% while the Grade A product ratio was approximately 99.5%. In addition, the Group also practised safety production, such that no material production accident was reported and the number of general accidents further reduced when compared to last year.

OPTIMIZATION OF HUMAN RESOURCES

During the year, the Group appointed several elites who were young and possessed higher professional qualification management to take up senior managerial position of Guangzhou Hualing Air-conditioning & Equipment Company Limited, China Refrigeration Industry Company Limited and Hualing (Guangzhou) Electrics Company Limited. The Group also optimized the hierarchy of the senior management. In addition, in order to sustain the development of the Group, all subsidiaries further enhanced the training of employees to fulfill the need of future development of the Group.

INNOVATIVE PRODUCT MANAGEMENT

The Group were devoted to innovate product management so as to raise operating efficiency during the year. The annual production volume of Guangzhou Hualing Air-conditioning & Equipment Company Limited was approximately 820,000 units, representing an increase of approximately 112% as compared to last year. The annual production volume of China Refrigeration Industry Company Limited increased 24% and reached approximately 320,000 units. Upon the relocation of Hefei Hualing, the annual production volume amounted to approximately 480,000 units, representing an increase of approximately 36% as compared to prior year.

FUTURE PROSPECT

p. 2

6. **LOSS PER SHARE**

The calculations of basic and diluted loss per share are based on Group's loss attributable to shareholders of HK$76,976,000 (2002: HK$250,359,000).

The basic loss per share is based on the weighted average number of 1,382,030,711 (2002: 1,381,727,588) ordinary shares in issue during the year.

The diluted loss per share is based on 1,383,854,099 (2002: 1,383,094,294) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 1,823,388 (2002: 1,366,706) ordinary shares deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

7. **DETAILS OF THE MODIFIED AUDIT OPINION**

In view of the Group's consolidated net loss attributable to shareholders amounted to approximately HK$76,976,000 for the year ended 31 December 2003 and net current liabilities of HK$337,251,000 as at that date, the auditors have modified their report on the Group's accounts for the year ended 31 December 2003 to include an explanatory paragraph in relation to the existence of fundamental uncertainty in adopting the going concern basis in preparing the accounts.

The auditors consider that the fundamental uncertainty has been properly disclosed in the accounts and their opinion is not qualified in this respect.

8. **CONTINGENT LIABILITIES**

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Guarantees for bank loans of subsidiaries	–	–	–	22,523
Discounted letters of credit with recourse	**26,260**	–	–	–
Bills of exchange discounted/ endorsed with recourse	**1,385**	155,056	–	–
	27,645	155,056	–	22,523

Management anticipates that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

9. **SUBSEQUENT EVENTS**

On 30 January 2004, Able Profit Investment Limited ("AP"), Profit Upsurge Limited ("PU"), a wholly owned subsidiary of AP, and the Company entered into a placing agreement with the placing agents, pursuant to which AP and PU have agreed to place or procure the placing through the placing agents of 80,000,000 placing shares and 120,000,000 placing shares respectively, to not less than six third-party investors, at a placing price of HK$0.40 per placing share. At the same time, AP, PU and the Company entered into a subscription agreement, pursuant to which AP and PU have conditionally agreed to subscribe, or procure whom they may direct, to subscribe for 80,000,000 and 120,000,000 subscription shares respectively at a price of HK$0.40 per subscription shares.

The placing shares and the subscription shares represent approximately 14.47% of the existing issued share capital of the Company or approximately 12.64% of the issued share capital of the Company as enlarged by the subscription. The placing and the subscription were completed on 13 February 2004. The net proceeds from the subscription of approximately HK$77 million have been received by the Company and will be used to increase production capacity and as general working capital of the Group.

FINAL DIVIDENDS

On the basis of prudent financial management policy adopted by the Group, the Directors do not recommend the payment of a final dividend for the year ended 31 December 2003 (2002: nil) as the Group still has accumulated losses.

MANAGEMENT DISCUSSION & ANALYSIS

INDUSTRY ENVIRONMENT

In 2003, the market condition of household appliance in the PRC was complicated. Unfavorable factors like the outbreak of Severe Acute Respiratory Syndrome ("SARS"), large-scale cool-summer in the PRC, the ever-increasing raw material cost, the continuous price-cutting of the domestic manufacturer, and the inflow of the large-scale foreign household appliance enterprises resulted in keen competition of household appliance market. The pressure to reshuffle in the industry was strong. The enhanced brand concentration and polarization forced weaker enterprise out of the market.

... was approximately 184,000 units, representing an increase of approximately 64% as compared to last year. Sales volume of cabinet-type air-conditioner increased approximately 10% and reached approximately 68,000 units. Sales volume of split-type air-conditioner amounted to approximately 435,000 units, representing an increase of approximately 81%. The sales volume of central air-conditioner was about 4,000 units. During the year, the Group improved the sales network of central air-conditioner and set up offices in order to establish a group of core dealers. The Group not only actively explored and consolidated the PRC market, but also set the direction of developing the overseas market.

OVERSEAS EXPORT MARKET

Upon the PRC's accession to the World Trade Organization, the PRC and other parts of the world could compete under a fairer environment, the counter trade became more frequent. Combined with the endeavor of all the employees, the Group's business continued last year's rising trend with strong export recorded. The export volume was approximately 331,000 units, representing an increase of approximately 67% as compared to last year. Foreign sales revenue increased approximately 72% and reached approximately US$53,836,000. Export volume to North America accounted for approximately 39% of the total export volume, whereas export volume to Europe was approximately 37% of the total export volume.

THE PRC MARKET

The sales volume of air-conditioner in the PRC reached approximately 360,000 units, representing an increase of approximately 65% as compared to last year. First-tier brand self-initiated the reshuffle to expand its market share by cutting price which led to vicious price competition. Only the fittest survived in the market. Since a lot of household appliance enterprises exited the market, the competition of the air-conditioner market became more focused. During the year, the Group established a new sales management model and oval-shaped market management structure, which significantly improved the market responsiveness of the whole sales system. The operation of the Group was thus closer to the market needs and facilitated the Group to maintain a certain level of market share.

REFRIGERATOR BUSINESS

The Group's sales volume of refrigerator reached approximately 786,000 units, representing an increase of approximately 24% in comparison with last year. Turnover increased by approximately 10% as compared and amounted to approximately HK$567,668,000.

OVERSEAS EXPORT MARKET

During the year, the refrigerator export business of the Group achieved satisfactory performance and developed in line with the air-conditioner business. Export volume of refrigerator reached approximately 429,000 units, representing an increase of approximately 31% as compared with last year. Foreign sales revenue of refrigerator increased approximately 29% and reached approximately US$32,747,000.

THE PRC MARKET

The Group's sales volume of refrigerator in the PRC market during the year increased by approximately 16% when compared to the previous year, amounted to approximately 357,000 units. Turnover was approximately HK$312,238,000, representing a decrease of approximately 1.7% as compared to prior year.

OVERALL OPERATION PERFORMANCE

During the year under review, the already intensified market competition was made even more heightened due to the falling retail price but surging costs. By adopting strategies like strengthening sales integration, establishing distribution network and sales team, tightening cost control, actively building up brand awareness, applying information technology, speeding up management reform and technological innovation, both turnover and financial performance of the Group recorded a better result when compared to the those of the previous year.

STRENGTHENING OF NEW PRODUCT DEVELOPMENT

The Group did not sacrifice its advantages in quality and technology for temporary vicious price competition in the market. On the contrary, the Group continued to expand the self-development of core technology so as to lead in the technological aspect. The Group pioneered the market by continuous launch of new product that fulfilled the market needs. The Group invested approximately RMB62,670,000 during the year. With regard to the air-conditioner business, according to the "Product roadmap 03/04", 112 R&D projects of new product development were completed. Central air-conditioner that applied digital vortex intelligent multi-link system successfully applied the government financial subsidy from Guangdong Province Technology Innovation Scheme during the year. As for the refrigerator business, the Group focused on high-end product and 30 projects of new product development were completed during the year. Among which, the refrigerator cabinet ("冷藏冷凍箱") was conferred the "Third Class Excellent Industrial Design Award" by Provincial Industrial Design Association ("省工業設計協會").

prior year.

FUTURE PROSPECT

The development direction of the Group in the next few years will be attentive to the objective market pattern; exploration of self resources; expansion of production scale; enhancement of financing ability; consolidation of corporate management; continuous improvement of competitiveness; strengthening of surviving and development ability; and to become one of the top five players in the household appliance industry in the PRC.

The Group will accelerate the speed of product development and upgrade the technological level, in a bid to develop and realize cost advantage while ultimately realize the integrate and all-round competitive advantages. In regard of air-conditioner, the Group will enhance the product structure, comprising the streamlining of model type, upgrading of function and energy-saving ability, as well as the design of stylish products. As for refrigerator, the Group will develop products which are more favorable to the market needs by speeding up the evaluation rate of the design of normal refrigerator while at the same time maintain the quality.

Sales effort remains the center of the Group's development. The current distribution channel has been changed to the mode of production lines directly linked to the retail chains. As such, it is important to cooperate with chained retailers since household electrical appliance hyper-market all over the provinces and cities in the PRC has became the major channel for sales of air-conditioner. In view of this, the Group will speed up the development of channels among city through active exploration of the market in the Northern PRC, consolidation of sales channels and expansion of market share.

The Group intends to further expand its export business. In this respect, the Group will further adjust the structure of the export department and establish an outstanding sales team. When appropriate opportunity arises, the Group will consider dispensing more resources in the setting up of overseas offices, responsible for research of international intelligence in order to manufacture products which are more favorable in the overseas markets.

Expansion of corporate scale is the Group's most important issue. The Group will strive to realize the target of integrated productivity of 5 million units in two-year's time. Moreover, the Group is targeted to become the first-tier brand of air-conditioner and refrigerator, and one of the top five players in the PRC. The Group will accelerate the development of central air-conditioner, mini-household electrical appliance and other diversified products to form a competitive product portfolio.

AUDIT COMMITTEE

To further protect the interest of shareholders, the Group formed an audit committee on 5 August 1999. The Committee comprised Mr. Chan Wai Dune, Mr. Lam Ming Yung and Mr. Chen Yu Hang and is set to improve the internal control of the Group. The Group has consulted Practice Note on "Formation of Audit Committee" issued by the Hong Kong Society of Accountants when it established the duties of the audit committee.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year except that non-executive directors and independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's listed shares during the year ended 31 December 2003.

DISCLOSURE OF INFORMATION IN THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Ltd.

By Order of the Board
LI Yujun
Chairman

Hong Kong, 22 April 2004

As at the date of this announcement, the Company's executive directors include Mr. Li Yujun, Mr. Chen Xiaoshi, Mr. Liang Weiwen, Mr. Huang Weihua; Non-executive directors include Mr. Zhang Xinhua, Mr. Chen Yuhang; Independent non-executive directors include Mr. Lo Wing Sang, Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room 3-4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai on Tuesday, 29 June 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and the Auditors for the year ended 31 December 2003.
2. To re-elect Directors and to fix their remuneration.
3. To re-appoint Auditors and to fix their remuneration.
4. As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

(i) "**THAT**:

(A) subject to paragraph (B) below and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of all the powers of the Company to allot, issue and deal with shares in the capital of the Company during the Relevant Period and to make or grant offers, agreements and options which would or might require the exercise of such power (whether during or after the expiry of the Relevant Period) be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (A) of this Resolution, otherwise then pursuant to a Rights Issue or the exercise of options under any option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to employees of the Company and/ or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed (i) 20% of the aggregate nominal amount of the shares capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Board are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;
(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held;
(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Board to the holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in, any territory outside Hong Kong); and

(ii) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to paragraph (A) of this Resolution above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution, "Relevant Period" means the period from passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;
(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(iii) "**THAT**:

The Board of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of the resolution set out in 4 (i) of the notice convening this meeting in respect of the shared capital of the Company referred to in sub-paragraph (ii) of paragraph (B) of such resolution."

By Order of the Board
LI Yujun
Chairman

Hong Kong, 22 April 2004

Notes:

(1) The Board wish to state that in relation to the ordinary Resolutions set out in item 4 above, they have no immediate plans to issue any new shares of the Company or to repurchase any existing shares of the Company pursuant to the relevant mandate.

(2) Any Member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a Member.

(3) In the case of joint holders of shares in the Company, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which names stand in the Register of Members.

(4) In order to be valid, the form of proxy must be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, and must be deposited at the registered office of the Company (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting, as the case may be.

(5) An explanatory statement containing information regarding the Ordinary Resolutions set out in item 4(ii) above will be sent to shareholders with the Company's 2003 Annual Report.

HUALING HOLDINGS LIMITED
華凌集團有限公司

(於香港註冊成立之有限公司)

全年業績公佈
截至二零零三年十二月三十一日止年度

華凌集團有限公司(「本公司」)(前稱「國信華凌集團有限公司」)董事會謹此宣佈，本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度經審核之綜合全年業績連同去年同期之比較數字如下：

1. 綜合損益表

截至十二月三十一日止

(除每股資料外，所有金額均以港幣千元為單位)

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	1,573,322	1,261,072
產品銷售成本		(1,273,263)	(1,093,402)
產品銷售利潤		300,059	167,670
其他業務收入		15,155	13,760
其他營運費用		(5,096)	(1,570)
銷售費用		(224,804)	(207,790)
管理費用		(119,461)	(171,892)
營業虧損		(34,147)	(199,822)
財務費用		(32,282)	(33,398)
應佔聯營公司之虧損		(1,197)	(6,663)
稅前虧損	3	(67,626)	(239,883)
稅項	4	(6,506)	(3,237)
稅後虧損		(74,132)	(243,120)
少數股東權益	5	(2,844)	(7,239)
股東應佔虧損		(76,976)	(250,359)
每股虧損			
一基本及攤薄	6	(5.6)港仙	(18.1)港仙

2. 營業額

本集團的營業額主要來自生產及銷售家庭電器，包括空調、冰箱及小型冰箱。

3. 稅前虧損

稅前虧損已計入／(扣除)下列各項

	二零零三年 千港元	二零零二年 千港元
物業、廠房及設備折舊	(75,152)	(76,573)
淨匯兌收益	3,161	3,433

4. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提撥任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅溢利按當地之現行稅率計算。

	二零零三年 千港元	二零零二年 千港元
中國稅項	6,506	3,237

5. 股息

截至二零零三年十二月三十一日止年度內，本公司並無宣派任何股息(二零零二年：零)。

6. 每股虧損

基本及攤薄每股虧損乃按集團的股東應佔虧損約76,976,000港元(二零零二年：虧損約250,359,000港元)計算。

基本每股虧損乃按年內加權平均數計算之已發行股份1,382,030,711股(二零零二年：1,381,727,588股)計算。

業務表現

儘管經營環境困難，管理層積極地分析市場形勢，推行相應策略，集團各項經營目標均能實現，業務表現較上年度改善不少。於回顧年內，各產品總銷售量約達1,477,000台，比去年增長約40%。銷售收入較去年增長約25%，約達15.73億港元。集團於年內積極拓展海外出口業務，取得優秀的成績。出口創匯約達86,583,000美元，較去年增長約53%。

空調業務

於年內，本集團空調業務取得良好的成績，銷售量約達691,000台，較去年增加約66%。由於集團一向堅持為顧客提供高品質產品及服務，成功建立其品牌形象，在市場激烈的競爭下，集團的營業額錄得約35%之升幅，約達1,005,654,000港元。

其中，窗機的銷售量約達184,000台，較去年上升約64%。櫃機的銷售量約達68,000台，比去年上升約10%。分體機的銷售量約達435,000台，較去年上升約81%。而中央空調的銷售量約達4,000台，集團於年內改善中央空調的銷售體系，設立辦事處以建立一批核心經銷商。除了為本年度才開展之新業務積極開拓及鞏固國內市場外，更確立了開拓國際市場的方向。

海外出口

隨著中國加入世界貿易組織後，中國與世界各地能在更公平的環境下競爭，彼此的貿易往來日漸頻繁。再加上各員工之努力，集團承接去年的升勢，本年度的出口走勢仍然強勁，出口量約為331,000台，較去年增長約67%。出口創匯約達53,836,000美元，較去年增長約72%。於北美的出口約佔整體出口量之39%，於歐洲的出口則約佔整體出口量之37%。

國內市場

空調於國內市場之銷售量約達360,000台，較去年上升約65%。一線品牌主動開始「洗牌」工作，紛紛以低價促銷來擴大市場份額，造成惡性價格競爭，市場競爭呈現「強者愈強，弱者愈弱」的格局，大量的原有生產企業被淘汰出局，國內空調市場競爭已明顯由分散走向集中。本集團於年內確立了新的營銷管理模式和徹機型市場管理結構，使整個營銷體系的市場反映效率得以大大提高，使其運作更貼近市場需要，令集團於國內市場維持一定的市場份額。

冰箱業務

本集團冰箱之銷售量約達786,000台，較去年上升約24%，營業額則比去年上升約10%，約達567,668,000港元。

海外出口

於年內，集團的冰箱業務取得良好的成績，與空調業務同步發展。冰箱出口量約達429,000台，較去年上升了約31%。冰箱之出口創匯約達32,747,000美元，比去年上升了約29%。

國內市場

集團於年內在國內市場之冰箱銷售量比去年上升了約16%，約達357,000台。營業額約為312,238,000港元，比去年下降了約1.7%。

整體營運表現

於回顧年內，由於國內家電售價下滑，但成本卻不斷上漲，令競爭本來已十分激烈的家電市場，經營環境更見困難。憑著本集團不斷加強營銷整合、建設市場銷售網絡及銷售隊伍、嚴格控制成本、積極建立品牌知名度和資訊化建設及加速各項管理改革和技術創新，集團的營業額及財務表現均錄得較上年度理想的成績。

加強新產品研發

集團並沒有因為市場暫時的惡性價格競爭而放棄質量和技術優勢，相反繼續加大資源投入，加速自主核心技術研發，擴大技術領先優勢，不斷推出新產品以迎合市場的需要，使集團處於行業主導地位。年內投放金額約達人民幣62,670,000元。空調方面，根據「零三、零四年產品線規劃」，共完成了112項新產品開發專案。中央空調運用了數碼渦旋智能網絡系統，成功取得了本年度廣東省技術創新計劃的政府之資金補助。冰箱方面，集團主要發展一些高檔次產品，年內共完成了30項新產品開發專案。當中的冷藏冷凍箱更獲得了本年度省工業設計協會授予的「年度優良工業設計三等獎」。

嚴格控制成本

由於家電主要原材料價格大幅度上漲，壓縮機、塑膠、銅、等價格上漲幅度為20%-25%，進口鋼材價格上漲了30%以上，而家電售價卻進一步下跌；面對殘酷的市場環境集團通過積極控制成本，採取從產品研發設計源頭開始採取措施並由集團採購中心通過開展工程機安裝招標和物流運輸投標等一系列措施降低成本，面對

6. 每股虧損

基本及攤薄每股虧損乃按集團的股東應佔虧損約76,976,000港元（二零零二年：虧損約250,359,000港元）計算。

基本每股虧損乃按年內加權平均數計算之已發行股份1,382,030,711股（二零零二年：1,381,727,588股）計算。

攤薄每股虧損乃按1,383,854,099股（二零零二年：1,383,094,294股）計算，此乃年內加權平均數計算之已發行股份，加上所有未行使認股權證假設以認購價完全行使之加權平均股數合共1,823,388股（二零零二年：1,366,706股）。

7. 經修訂審核意見詳情

基於本集團截至二零零三年十二月三十一日止年度之綜合虧損約為76,976,000港元而當日之流動負債淨額337,251,000港元，因此核數師已修訂有關本集團截至二零零三年十二月三十一日止年度賬目之報告，加入一段說明編製財務報表時採用持續經營準則有基本不確定因素。

核數師認為上述基本不確定因素已在賬目中適當說明及披露，對此並無保留意見。

8. 或然負債

	集團		公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
為附屬公司之銀行借款及透支所作擔保	—	—	—	22,523
有追索權之已貼現信用證	26,260	—	—	—
有追索權之已貼現／背書匯票	1,385	155,056	—	—
	27,645	155,056	—	22,523

管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

9. 期後事項

於二零零四年一月三十日，本公司，Able Profit Investment Limited（「AP」），Profit Upsurge Limited（「PU」）（AP之全資附屬公司）與配售代理訂立配售協議。據此，AP及PU同意按每股配售股份0.40港元之配售價，分別配售或促使透過配售代理配80,000,000股及120,000,000股配售股份予不少於六名第三方投資者。與此同時，AP、PU及本公司訂立認購協議，據此，AP及PU有條件地同意以每股認購股份0.40港元之價格，分別認購或促使可能由彼等指示之人士認購80,000,000股及120,000,000股認購股份。

配售股份及認購股份佔本公司現有已發行股本約14.47%或本公司經擴大後已發行股本約12.64%。整個配售及認購於二零零四年二月十三日完成。本公司已收到認購之所得款項淨額約為77,000,000港元，將用作提升本集團之生產力及作為本集團之一般營運資金。

末期股息

基於集團的審慎理財原則的前提下，因為盈餘滾存仍為赤字，董事會不擬派發截至二零零三年十二月三十一日止年度之股息。（二零零二年：無）

管理層討論及分析

行業環境

二零零三年，中國家電市場環境十分複雜：突發的非典型肺炎疫情及全國大面積涼夏帶來的不利影響，原材料價格日漸上升，本土生產商不斷割價促銷，以及外國大型家電商的湧入，這些因素造成家電生產行業競爭異常激烈，行業洗牌壓力驟增，品牌集中度大幅度提升，兩極分化的局面愈來愈明顯，一些不適應市場競爭的企業通過不同渠道退出市場競爭。

中國家電出口繼續保持高增長，使大規模生產的家電得以順利出口。根據海關總署統計，二零零三年全年中國家電總出口額約達125.8億美元，較去年同期增長約42.4%。其中，空調總出口量約達16,438,800台，較去年同期增長約一倍以上。冰箱總出口量約達8,807,300台，較去年同期增長約44.3%。

集團財務表現摘要

流動資金及財政資源

截至二零零三年十二月三十一日止，本集團之銀行貸款為約538,788,000港元，當中包括約510,637,000港元為短期貸款，銀行結餘及現金則為約132,716,000港元。本集團截至二零零三年十二月三十一日止年度的應收賬款總額約為246,949,000港元。

集團之銷售及採購的主要貨幣為美元、人民幣及港元，因此本集團於匯率波動方面並無重大風險。

資本結構

截至二零零三年十二月三十一日止年度，本集團之總股東權益約為353,538,000港元，比較去年同期下調約18%。於二零零三年十二月三十一日止，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.52。

銀行融資及資產抵押

於二零零三年十二月三十一日，本集團有關透支、貸款及貿易融資之銀行信用額度約為843,210,000港元（二零零二年：709,931,000港元）。截至二零零三年十二月三十一日已動用690,958,000港元（二零零二年：530,468,000港元）。短期借款乃由集團的賬面淨值約245,975,000港元（二零零二年：95,916,000港元）之若干物業、廠房及設備等資產作抵押。

僱員及薪酬政策

P.2

嚴格控制成本

由於家電主要原材料價格大幅度上漲，壓縮機、塑膠、銅、等價格上漲幅度為20%-25%，進口鋼材價格上漲了30%以上，而家電售價卻進一步下跌，面對殘酷的市場環境集團通過積極控制成本，採取從產品研發設計源頭開始採取措施並由集團採購中心通過開展工程機安裝招標和物流運輸投標等一系列措施降低成本，面對原材料價格不斷上漲的趨勢提前採購儲備也取得了明顯的成本控制效果，本年度共招標71次，使整體價格下降約8%，盈利機型櫃機的成本降幅更約達25%；在全體員工的努力下，在產品售價下跌，原材料價格上漲的環境下，整體產品的毛利率水平也由02年的平均13%提高至平均19%，本集團整體管理費用率和銷售費用率也分別較上年下降了約6%和2%。

提高營運效率

集團信息化建設之目標為「鞏固，改善和提高」。企業資源規劃(ERP)及產品數據管理(PDM)項目已成功推行。於年內，中雪公司及華電公司的ERP項目相繼上線，實現了採購、生產、銷售、儲運及財務的資訊集成。隨著附屬公司相繼上線，公司間可通過ERP系統進行資料交換，營運效率將大大提升。

推進品牌建設

為了建立集團「風雪姐妹，酷夏涼伴」的新形象，於二零零三年四月特邀請香港超人氣組合Twins擔任其企業形象代言人，進一步推動品牌效應，藉此建立「專業創造時尚」的全新品牌形象，大大提高了品牌的知名度。

強化質量管理

於回顧年內，集團繼續強化其產品質量，各類產品試驗一次合格率約達97%，成品優等品率約達99.5%。此外，集團奉行安全生產：於年內，並無發生重大安全生產事故。而一般性安全生產事故也較去年進一步降低。

優化人力資源

於年內，集團提拔了多位年輕，具較高專業資格的管理人員擔任空調公司、中雪公司及華電公司之高級管理職位。與此同時，集團也就高層管理人員進行了優化調整。此外，各附屬公司進一步加強培養後備人才，讓集團的人力資源能滿足可持續發展的需要。

創新生產管理

集團於年內積極創新生產管理體制以提升生產效率。在固定成本不變的前提下，空調公司的年產量約達82萬台，較上年增長約112%。中雪公司的年產量約達32萬台，比去年增長了約24%。合肥華凌遷入新廠房後，年產量約達48萬台，較去年增長了約36%。

未來發展方向

未來幾年內集團總體的發展方向是：尊重市場客觀規律，發掘自身資源，擴大產業規模，提高融資能力，深化企業管理，不斷提高企業競爭力，強化自身生存與發展能力，躋身中國家電行業前五強。

集團將加快產品開發，提升技術水平，努力發展和實現成本優勢，最終實現全方位的企業綜合競爭優勢。空調方面，集團會優化產品結構，包括簡化機型、優化性能、省電節能、設計外觀時尚的產品。冰箱方面，集團將加快普通型冰箱的設計評審速度，同時保持產品的質素，研製更能切合市場需要的產品。

銷售工作始終是集團的發展重心。家電產品的流通渠道，目前已轉變為生產線直接到連鎖零售商，家電大賣場在全國省會城市和一些大中城市已經成為空調銷售的主渠道，因而與家電連鎖零售商的合作意義重大。集團將加速城市渠道形態的進化，積極開拓國內北方市場，整合銷售渠道，擴大市場份額。

對海外市場，集團有意進一步擴大出口業務之優勢，有見及此，集團將進一步調整出口部門的結構，建立優秀之銷售隊伍。在適當時候將考慮投放更多資源，待時機成熟即在海外設立業務機構，進行國際市場的資訊研究工作，使產品更加貼近海外市場。

擴大企業規模對於集團而至關重要，集團將在爭取兩年內實現綜合產能達到500萬台的目標，成為中國空調、冰箱的一線品牌，並躋身全國同行業前五名；集團還將加快中央空調、小家電等相關多元化的家電業務發展，形成具備競爭力的產品線。

審核委員會

為進一步保障股東利益，集團於一九九九年八月五日成立審核委員會，委員會成員包括陳維端先生、林明勇先生及陳宇航先生，藉以加強集團內部監控。本集團於制定該委員會之職能時，已參考香港會計師公會頒佈之「成立審核委員會指引」。

遵守最佳應用守則

除本公司並無指定任期之非執行董事和獨立非執行董事因須依據本公司組織章程之規定在股東週年大會上輪值告退及重選外，本公司於年內一直遵守香港聯合交易所有限公司證券上市規則之最佳應用守則。

購入、出售或贖回上市證券

截至二零零三年十二月三十一日止年度，本公司並無贖回其任何證券。本公司或任何其附屬公司概無購入或出售本公司任何已發行之證券。

於聯交所網頁披露資料

根據香港聯合交易所有限公司之上市規則附錄16第45(1)至45(3)段規定，有關業績公佈之全部資料將在聯交所網頁列載。

承董事會命
董事長
李宇君

P.3

集團財務表現摘要

流動資金及財政資源

截至二零零三年十二月三十一日止，本集團之銀行貸款為約538,788,000港元，當中包括約510,637,000港元為短期貸款，銀行結餘及現金則為約132,716,000港元。本集團截至二零零三年十二月三十一日止年度的應收賬款總額約為246,949,000港元。

集團之銷售及採購的主要貨幣為美元、人民幣及港元，因此本集團於匯率波動方面並無重大風險。

資本結構

截至二零零三年十二月三十一日止年度，本集團之總股東權益約為353,538,000港元，比較去年同期下調約18%。於二零零三年十二月三十一日止，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.52。

銀行融資及資產抵押

於二零零三年十二月三十一日，本集團有關透支、貸款及貿易融資之銀行信用額度約為843,210,000港元（二零零二年：709,931,000港元），截至二零零三年十二月三十一日已動用690,958,000港元（二零零二年：530,468,000港元）。短期借款乃由集團的賬面淨值約245,975,000港元（二零零二年：95,916,000港元）之若干物業、廠房及設備等資產作抵押。

僱員及薪酬政策

截至二零零三年十二月三十一日，本集團於中港兩地共聘用約2,800名全職員工。本集團並按照國內專業顧問公司提出之薪酬研究報告，根據員工之表現、經驗及當時行業薪酬水平釐定僱員酬金。本公司並設有購股權計劃及為部分國內僱員免費提供宿舍。

之「成立審核委員會指引」。

遵守最佳應用守則

除本公司並無指定任期之非執行董事和獨立非執行董事因須依據本公司組織章程之規定在股東週年大會上輪值告退及重選外，本公司於年內一直遵守香港聯合交易所有限公司證券上市規則之最佳應用守則。

購入、出售或贖回上市證券

截至二零零三年十二月三十一日止年度，本公司並無贖回其任何證券。本公司或任何其附屬公司概無購入或出售本公司任何已發行之證券。

於聯交所網頁披露資料

根據香港聯合交易所有限公司之上市規則附錄16第45(1)至45(3)段規定，有關業績公佈之全部資料將在聯交所網頁列載。

承董事會命
董事長
李宇君

香港，二零零四年四月二十二日

於本公告刊發之日，本公司之執行董事為李宇君先生、陳小石先生、梁偉文先生、黃偉華先生；非執行董事為張新華先生、陳宇航先生；獨立非執行董事為羅榮生先生、陳維端先生及林明勇先生。

股東週年大會通告

茲通告本公司謹訂於二零零四年六月二十九日（星期二）下午三時正假座香港灣仔港灣道1號萬麗海景酒店閣樓3-4室舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之賬目及董事會報告與核數師報告。
2. 重選董事及釐定彼等之酬金。
3. 重聘核數師及釐定其酬金。
4. 作為特別事項，考慮並酌情通過下列決議為普通決議案：

(i) 「**動議**：

(A) 在下文(B)段之規限下，根據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司所有權力，以配發、發行及處理本公司股本中之股份，並訂立或授出須要或可能須要行使此等權力之售股建議、協議及購股權（無論該等權力之行使是於有關期間內或屆滿以後）；

(B) 董事會依據本決議案(A)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，因供股或根據購股權計劃授出之購股權獲行使或本公司當時採納以向本公司及／或其附屬公司之僱員發行本公司之股份或授出可認購本公司股份之權利之類似安排而配發者除外，不得超過(i)本公司於本決議案獲通過之日之已發行股本面值總額的20%，加(ii)（倘若董事會獲本公司股東另外通過普通決議授權）在本決議案獲通過後被本公司購回之本公司股本之面額最多可相等於本決議案獲通過之日本公司已發行股本面值總額的10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言：－

「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；

(iii) 本公司之股東於股東大會上通過普通決議撤銷或更改本決議案之授權；及

「供股」指於董事會所訂定之期間內，向於一指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例配售新股之建議（惟董事會有權就零碎股份或因香港以外任何地區之法例或任何認可管制機構或證券交易所之規定所引致之任何限制或責任必須或權宜取消若干股東在此方面之權利或作出其他安排）；及

(ii) 「**動議**：

(A) 在下文(B)段之規限下，一般性及無條件批准董事會於有關期間內，遵照所有適用之法例及不時經修訂之香港聯合交易所有限公司證券上市規則，行使本公司所有權力以購回本公司股本中之股份；

(B) 本公司依據本決議案(A)段可購回股份之面值總額不得超過於本決議案獲通過之日本公司已發行股本之面值總額之10%，而上文之批准須受此數額之限制；

(C) 就本決議案而言，「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間；

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

(iii) 「**動議**：

授權本公司董事會就本股東週年大會通告第4(i)項決議案(B)段第(ii)項所述之本公司之股本，行使該項決議案(A)段所述之本公司之權力。」

承董事會命
董事長
李宇君

香港，二零零四年四月二十二日

附註：

(1) 董事會歆就上文第四項所提之並通過決議作出聲明，彼等現時並無計劃發行本公司任何新股份或依據有關授權購回本公司任何現有股份。

(2) 凡有權出席上述會議並於會上投票之股東，均有權委任不超過兩位代表出席會議及代其投票，受委任的代表毋須為股東。

(3) 倘屬本公司股份之聯名持有人，則只有最資深之人士（不論親身或委派代表）之投票方會被接納，而其他聯名持有人之投票將屬無效，就此而言，資深程度以股東名冊上之排名序為準。

(4) 代表委任表格必須由委任人或其正式書面授權人簽署，如委任人為公司，則必須加蓋公司印鑑，或經由公司負責人或其他獲正式授權人士簽署。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或續會（視情況而定）指定舉行時間四十八小時前交回本公司之註冊辦事處，方為有效。

(5) 一份載有關於上述第四(ii)項所列之普通決議之資料之說明函件將與本公司二零零三年年報一併寄發予各股東。

26 April 2004 China Daily

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ADDITIONAL INFORMATION TO THE ANNUAL RESULT ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from 24 June 2004 to 29 June 2004, both days inclusive, during which period no transfers of shares will be effected. Computershare Hong Kong Investor Services Limited is the Company's Register for registration and is located at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

By Order of the Board
Wong Hon Sum
Company Secretary

Hong Kong, 23 April 2004

As at the date of this announcement, the Company's executive directors include Mr. Li Yujun, Mr. Chen Xiaoshi, Mr. Liang Weiwen, Mr. Huang Weihua; Non-executive directors include Mr. Zhang Xinhua, Mr. Chen Yuhang; Independent Non-executive directors include Mr. Lo Wing Sang Vincent, Mr. Chan Wai Dune and Mr. Lam Ming Yung.

2004年4月26日 信報

HUALING HOLDINGS LIMITED
華凌集團有限公司

(於香港註冊成立之有限公司)

截至二零零三年十二月三十一日止年度全年業績公佈的補充資料

暫停辦理股份過戶登記手續

本公司將於二零零四年六月二十四日至二零零四年六月二十九日(包括首尾兩日)暫停辦理股份過戶登記手續。本公司的股份過戶處為香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓。

承董事會命
公司秘書
黃漢森

香港，二零零四年四月二十三日

於本公告刊發之日，本公司的執行董事為李宇君先生、陳小石先生、梁偉文先生、黃偉華先生；非執行董事為張新華先生、陳宇航先生；獨立非執行董事為羅榮生先生、陳維端先生及林明勇先生。